EXHIBIT 99.8

Press Release

Total Board of Directors decides to accelerate dividend growth with a guidance of increasing the dividend by 5 to 6% per year

Paris, September 24, 2019 - The Board of Directors reviewed the outlook for the Group through 2025. Total is demonstrating its ability to maintain a sustainable pre-dividend breakeven below 30 $/b and a solid financial position with a gearing objective below 20%. The Group also reaffirms its strong discipline on investment and cost.

Delivering on its strategy for sustainable and profitable growth in oil and gas activities as well as investing in growing energy markets, notably LNG and low-carbon electricity, provide stronger visibility on the future of the Group.

This results notably in a projected increase in the Group’s cash flow of more than $5 billion by 2025 in a 60 $/b environment, or an average increase of about $1 billion per year.

Consequently, the Board of Directors, meeting on September 23, decided to accelerate dividend growth in the coming years, with a guidance of increasing the dividend by 5 to 6% per year instead of the 3% per year as previously announced. As a result, the proposed amount for the third interim dividend for 2019 will be 0.68€ per share, an increase of 6% compared to the third interim dividend for 2018.

These decisions reflect the Board’s confidence in the Group’s ability to deliver profitable and sustainable growth in the coming years.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to

TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.